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                              March 21, 2022

       Benedict J. Stas
       Chief Financial Officer
       Evoqua Water Technologies Corp.
       210 Sixth Avenue
       Pittsburgh, Pennsylvania 15222

                                                        Re: Evoqua Water
Technologies Corp.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2021
                                                            Filed November 17,
2021
                                                            Form 8-K Submitted
on February 1, 2022
                                                            File No. 001-38272

       Dear Mr. Stas:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 30, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Reconciliations, page 44

   1. We note your reconciliations here and on page 47 include a subtotal for EBITDA. Please revise in future
filings to disclose that EBITDA is also a non-GAAP measure or alternatively remove
the subtotal.
       Consolidated Financial Statements
       Note 24. Business Segments, page 113

   2. We note your disclosure that you evaluate your segment operating results based on earnings before
interest, taxes, depreciation and amortization, and certain other charges that are specific to
the activities of the respective segments. However, it appears based on
 Benedict J. Stas
Evoqua Water Technologies Corp.
March 21, 2022
Page 2
         the table on page 115 that segment income from operations is your segment measure of performance. Please advise.
Form 8-K Submitted on February 1, 2022

Exbibit 99.1
Adjusted Net Income and Adjusted EPS, page 12

3. You present what appears to be a non-GAAP income statement when reconciling non-
         GAAP measures to the most directly comparable GAAP measures. Please remove this presentation in future filings and revise to reconcile each non-GAAP measure separately.
         Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Christine Dietz, Senior Staff Accountant at 202-551-3408 with any questions.



FirstName LastNameBenedict J. Stas                           Sincerely,
Comapany NameEvoqua Water Technologies Corp.
                                                             Division of
Corporation Finance
March 21, 2022 Page 2                                        Office of
Technology
FirstName LastName